Mail Stop 4561

April 25, 2006

Paul Henderson
President and Chief Executive Officer
Pro Travel Network, Inc.
516 W. Shaw Avenue, # 103
Fresno, CA 93704

Re: **Pro Travel Network, Inc.**
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed April 10, 2006
        File No. 333-132127

Dear Mr. Henderson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Information and Risk Factors, page 5

1.   Please advise us as to why two of your original non-employee stockholders voluntarily returned an aggregate of 6 million common shares in exchange for no consideration. We note this contribution represented 20 percent of the ownership percentage of each stockholder.

2.   Where you disclose the number of independent travel agents of Pro Travel Network, please also disclose the number of agents that are considered to be inactive as disclosed on page 9.

Risk Factors

Adverse changes or interruptions in our relationships with travel…, page 9

3.   We note your revisions in response to prior comment 5 that indicates that all of your agreements with suppliers are terminable at will. In light of this, it is not clear why you have disclosure indicating that "The majority of [y]our remaining agreements are one-year agreements." Please revise or advise.

Our failure to establish and maintain representative relationships…, page 9

4.   We refer to your statement that your representatives that have ceased activity "have been replaced by new representatives." This language appears to mitigate the risk you are presenting and should be removed. It appears that your ability to grow is dependent upon your ability to maintain relationships with your representatives. As part of this risk factor please disclose the portion of your revenues comprised of commissions.

Evolving government regulation could impose taxes or other burdens…, page 12

5.   Please advise us as to why you have removed your discussion of hotel occupancy taxes and why you believe that this disclosure is not material to the company and investors. To the extent you believe this is a material risk, please provide the information requested in prior comment 8.

Description of Business, page 25

6.   Please revise your description of the ITAP program to discuss and quantify annual renewal fees that agents must pay, return and refund options associated with the program and initial enrollment fees. Consider including this information in the summary section as well.

7.   We have reviewed your revisions in response to prior comment 15. Please revise to indicate whether you or your agents pay any fees or other consideration in order to obtain for the services provided by the airlines, hotels, cruise ships, etc.

Competition, page 28

8.   We have reviewed your revisions in response to prior comment 20. Please clarify how you are able to track the nature of the relationships between your representatives and their clients and how you have concluded that you and your representatives are offered the same rates as the larger, more established travel services providers identified in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

9.   We refer to your statement that you "expect that as ITAP sales increase the resulting travel commissions will increase as a percentage of [y]our overall revenue." Please discuss why you believe this has not occurred and what steps the company is taking in order to attempt to increase the amount of revenues generated by commissions.

Milestones, page 34

10.   Please disclose, in the introductory paragraph, that the milestones included here require that you obtain additional financing. We note your disclosure on page 36.

11.   Please disclose whether the opening up of a new office in Toronto and launching a Canadian marketing tour will require the hiring of additional employees. If so, clarify whether those costs are included as part of the estimated costs.

Liquidity and Capital Resources, page 35

12.   Please clarify why you continue to owe your representatives commissions in the amount of $54,667 and the timeframe during which you typically pay commissions to representatives after receiving the payment.

13.   We note where you discuss the fact that you had positive cash flows from operations for the year ended June 30, 2005. Please revise to balance this disclosure with the fact that this was the first time the Company achieved positive cash flows from operations and disclose that for the first six months of fiscal 2006 the Company had negative cash flows from operations.

14.   In addition, please revise to disclose that you have relied on proceeds from issuances of common stock to finance your operations and not cash flows from operations.

15.   We refer to your statement on page 36 that a formal contract with GPT has not been signed. Exhibit 10.3, the Amended and Restated Service Contract with GPT, appears to have been signed by both parties on April 6, 2006. Please revise or advise. In addition, please disclose that the duration of the contract with GPT extends 12 months after the date of effectiveness of the registration statement.

Financial Statements

Note B – Significant Accounting Policies, page 50

Revenue Recognition, page 51

16.   Please tell us whether or not you reserve any of the revenues you receive to allow for future returns, refunds or non-payment. Please tell us the amount of expense you have recognized for these occurrences since inception and where these expenses are classified on your income statement.

Part II

Recent Sales of Unregistered Securities

17.   We note your statement that the investors in your private placement were either accredited or sophisticated "based upon the fact that all investors were known to [you] and had a prior relationship with [you] and based upon information provided in subscription agreements." Please expand your analysis to describe what information you relied upon in determining that the investors had the necessary sophistication and access to information in order to rely on Section 4(2) of the Securities Act.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael T. Williams, Esq. (*via facsimile*)